Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS


06018253

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:mark.devin@misys.co.uk


SEC MAIL
RECEIVED
PROCESSING
NOV 03 2006
WASH., D.C.
186
SECTION

1 November 2006

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements made between 17 and 31 October inclusive. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

M Devin

Mark Devin
Consultant

Enc:

Registered Office: Burleigh House Chapel Oak Salford Priors EVESHAM WR11 8SP
Registered in England Number 1360027 VAT Registered Number 488 0035 39



REG-Misys: Holding(s) in Company <MSY.L>
Released: 30/10/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   HBOS plc ON ITS OWN BEHALF AND ON BEHALF OF SUBSIDIARIES HOLDING A MATERIAL INTEREST - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    NOT KNOWN

11. Date listed company informed

    30.10.06

12. Total holding following this notification

    19,760,445

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    3.949%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 30 October 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 30October 2006

HBOSbusiness group/legal entity	No of Shares
Material Interest	
HSDL Nominees	34
Nortrust Nominees a/c HLI26	48,533
Nortrust Nominees a/c HLI27	51,649
Nortrust Nominees a/c HLI24	51,802
State Street Nominees a/c 2GEZ	95,200
Nortrust Nominees a/c ARW51	381,879
Nortrust Nominees a/c ARW49	390,256
Nortrust Nominees a/c ARW56	417,231
State Street Nominees a/c 2GDL	590,300
State Street Nominees a/c 2GFA	637,800
State Street Nominees a/c 2GDG	852,100
Nortrust Nominees a/c CMI10	1,011,900
Nortrust Nominees a/c CMM34	3,078,419
Nortrust Nominees a/c CMI06	5,769,631
Nortrust Nominees a/c CMM13	6,383,711
TOTAL	19,760,445

END



REG-Misys: Holding(s) in Company <MSY.L>
Released: 27/10/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    26.10.06

12. Total holding following this notification

    MATERIAL - 23,780,158

    NON-MATERIAL - 65,696,396

    TOTAL -89,476,554

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    17.88%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 27October 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 25 October 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	4,440,843
UBS Fund Management (Switzerland) AG	1,222,817
UBS Fund Services (Luxembourg) SA	22,598,684
UBS Global Asset Management (Americas) Inc.	408,479
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,552,457
UBS Global Asset Management (France) SA	21,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	31,025,066
UBS AG - Wealth Management and Business Banking	782,152
UBS Wealth Management (UK) Ltd	341,055
Sub Total	65,696,396
Material Interest	
UBS AG London Branch	20,141,726
UBS Global Asset Management (Life) Ltd	3,638,432
Sub Total	23,780,158
TOTAL	89,476,554

END





NOV 0 3 2006
186

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 24/10/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 24 October 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
24 October 2006	11,500	n/a		

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,027,481 ordinary shares representing 4.00% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Holding(s) in Company <MSY.L>
Released: 24/10/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

MISYS plc

2. Name of shareholder having a major interest

VALUEACT CAPITAL ACTING THROUGH VALUEACT CAPITAL MASTER FUND, L.P. AND VALUEACT CAPITAL MASTER FUND III, L.L.C.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

1. VALUEACT CAPITAL MASTER FUND, L.P. - 14,965,000 SHARES

2. VALUEACT CAPITAL MASTER FUND III, L.L.C. - 7,094,500 SHARES

5. Number of shares/amount of stock acquired

AS 4. ABOVE

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

1. 2.99%

2. 1.42%

7. Number of shares/ amount of stock disposed

Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

NOT KNOWN

11. Date listed company informed

23.10.06

12. Total holding following this notification

22,059,500

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.4%

14. Any additional information

15. Name of contact and telephone number for queries

ANDREA GRAY

01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 24 OCTOBER 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 23/10/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   MORGAN STANLEY SECURITIES LIMITED ('MSSL')

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   not known

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    19.10.06

11. Date listed company informed

    20.10.06

12. Total holding following this notification

    NOT KNOWN

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    Below 3%.

14. Any additional information

    MSSL IS A MEMBER OF THE MORGAN STANLEY GROUP OF COMPANIES. THOSE GROUP COMPANIES WHICH ARE DIRECT OR INDIRECT HOLDING COMPANIES OF MSSL ARE, UNDER THE TERMS OF S203 OF THE COMPANIES ACT 1985, EACH INTERESTED BY ATTRIBUTION IN

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

ANY SHARES IN WHICH MSSL IS
INTERESTED

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 23 October 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END


NOV 0 3 2006

REG-Misys: Holding(s) in Company <MSY.L>
Released: 20/10/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   MORGAN STANLEY SECURITIES LIMITED (`MSSL')

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   not known

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    17.10.06

11. Date listed company informed

    19.10.06

12. Total holding following this notification

    17,123,731

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    3.42%

14. Any additional information

    MSSL HAVE TRANSFERRED FROM TIME TO TIME 4,013,203 SHARES TO A THIRD PARTY ON TERMS WHICH GIVE MSSL THE RIGHT TO REQUIRE THE RETURN OF AN EQUIVALENT NUMBER OF SHARES. ACCORDINGLY, MSSL'S INTEREST IN 4,013,203 SHARES IS PURSUANT TO SECTION 208(5) OF

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

THE COMPANIES ACT 1985

MSSL IS A MEMBER OF THE MORGAN
STANLEY GROUP OF COMPANIES.
THOSE GROUP COMPANIES WHICH ARE
DIRECT OR INDIRECT HOLDING
COMPANIES OF MSSL ARE, UNDER
THE TERMS OF S203 OF THE
COMPANIES ACT 1985, EACH
INTERESTED BY ATTRIBUTION IN
ANY SHARES IN WHICH MSSL IS
INTERESTED

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 20 October 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END


NOV 0 3 2006

REG-Misys: Holding(s) in Company <MSY.L>
Released: 20/10/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    19.10.06

12. Total holding following this notification

    MATERIAL - 24,614,437

    NON-MATERIAL - 58,710,678

    TOTAL -83,325,115

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    16.65%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 20 October 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 19 October 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	4,402,343
UBS Fund Management (Switzerland) AG	1,261,317
UBS Fund Services (Luxembourg) SA	14,040,600
UBS Global Asset Management (Americas) Inc.	408,479
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,552,457
UBS Global Asset Management (France) SA	21,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	32,197,820
UBS O'Connor LLC	367,972
UBS AG - Wealth Management and Business Banking	782,152
UBS Wealth Management (UK) Ltd	372,695
Sub Total	58,710,678
Material Interest	
UBS AG London Branch	20,976,005
UBS Global Asset Management (Life) Ltd	3,638,432
Sub Total	24,614,437
TOTAL	83,325,115

END



REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 18/10/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 18 October 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
18 October 2006	11,428	n/a		

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,038,981 ordinary shares representing 4.00% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END



REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 17/10/2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii) ABOVE

3. Name of person discharging managerial responsibilities/ director

HOWARD EVANS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

1. PERSON REFERRED TO IN 3 ABOVE

2. SPOUSE OF PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

1. LLOYDS TSB REGISTRARS ISA NOMINEES LIMITED

2. LLOYDS TSB REGISTRARS ISA NOMINEES LIMITED

8 State the nature of the transaction

RE-INVESTMENT OF DIVIDEND IN ISA

9. Number of shares, debentures or financial instruments relating to shares acquired

1. 405

2. 389

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

1. 0.00008%

2. 0.00008%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

188.50p PER SHARE

14. Date and place of transaction

09 OCTOBER 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

124,441 SHARES

0.0249%

16. Date issuer informed of transaction

16 OCTOBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREA GRAY

Date of notification 17 OCTOBER 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

MISYS PLC

iii) ABOVE

3. Name of person discharging managerial responsibilities/ director

HOWARD EVANS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

1. PERSON REFERRED TO IN 3 ABOVE

2. SPOUSE OF PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

1. PUDDLE DOCK NOMINEES LIMITED

2. PUDDLE DOCK NOMINEES LIMITED

8 State the nature of the transaction

RE-INVESTMENT OF DIVIDEND IN PEP

9. Number of shares, debentures or financial instruments relating to shares acquired

1. 53

2. 53

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

1. 0.000001%

2. 0.000001%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

190.159p PER SHARE

14. Date and place of transaction

09 OCTOBER 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

124,547 SHARES

0.0249%

16. Date issuer informed of transaction

16 OCTOBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREA GRAY

Date of notification 17 OCTOBER 2006
END



REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 17/10/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 17 October 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
17 October 2006	16,020	n/a		

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,050,409 ordinary shares representing 4.00% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Treasury Stock <MSY.L>
Released: 17/10/2006

Transfer of Shares held in Treasury
Misys plc announces that on 17 October 2006 it transferred to participants in its employee share schemes 4,361 ordinary shares at prices between 140p and 189p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,325,118 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,401,918.
17.10.06
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

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